

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

James C. D'Arecca
Chief Financial Officer
TherapeuticsMD, INC.
951 Yamato Road Suite 220 Boca Raton FL
33431

Re: TherapeuticsMD, Inc.
Form 10-Q
Exhibit Nos. 10.5 10.6, 10.7
Filed November 9, 2020
File No. 001-00100

Dear Mr. D'Arecca:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance